Goodwin Procter LLP Three Embarcadero Center San Francisco, CA 94111	T: 415.733.6000 F: 415.677.9041 goodwinprocter.com

January 11, 2023

VIA EDGAR

Office of Real Estate & Construction Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
Re:	BlueRiver Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed December 30, 2022
File No. 001-39961

Ladies and Gentlemen:

This letter is being submitted on behalf BlueRiver Acquisition Corp. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed on December 30, 2022 (the “Preliminary Proxy Statement”), as set forth in your letter dated January 11, 2023 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with a response below the numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Preliminary Proxy Statement, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Preliminary Proxy Statement on Schedule 14A filed December 30, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: We respectfully advise the Staff that the Company’s sponsor is not, is not controlled by, and does not have substantial ties with, a non-U.S. person.

* * *

Division of Corporation Finance

January 11, 2023

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Catherine De Lorenzo
Jeffrey Gabor
Securities and Exchange Commission

Eric Medina
BlueRiver Acquisition Corp.